

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 7, 2008

Mr. Dean Ziehl
Trustee
Adelphia Recovery Trust
919 North Market Street, 17th Floor
P.O. Box 705
Wilmington, DE 19899

      Re: Adelphia Recovery Trust
         Amendment No. 1 to Form 10
         Filed July 2, 2008
         File No. 0-53209

Dear Mr. Ziehl:

      We have completed our review of your Form 10 and related filings and have no further comments at this time.

                        Sincerely,

                        /s
                        Larry Spirgel
                        Assistant Director

Cc: William L. Tolbert
      Thomas Failor
      Jenner & Block, LLP
      (via facsimile)